August 27, 2007

Via Facsimile - (202) 772-9203 and EDGAR transmission

Ms. Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549-0303

Re:                             Sanmina-SCI Corporation
Schedule TO-I filed July 30, 2007
File No. 005-42923

Dear Ms. Griffith:

On behalf of Sanmina-SCI Corporation (“Sanmina” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Mark Reinstra of Wilson Sonsini Goodrich & Rosati, P.C. dated August 10, 2007.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  All the responses set forth herein have been reviewed and approved by the Company.

In addition, as we have previously discussed, the Company discovered clerical errors in its stock administration records after the commencement of the exchange offer.  As a result, the Company determined that options to purchase 411,480 shares were mistakenly included as eligible options in the exchange offer.  In addition, the Company determined that options to purchase 75,268 shares held by eligible employees in participating locations were inadvertently omitted from the exchange offer.  The Company has corrected these clerical errors.  Options that should not have been included in the exchange offer have been excluded from the amendment, and eligible options that were not included in the exchange offer will be included in this amendment.  We also have amended the exchange offer to provide all holders of eligible options an offering period of twenty business days following the amendment as contemplated by Rule 13e-4(f)(1) of the Exchange Act.

We are concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes discussed in this letter.

Offer to Purchase

1.                                      You appear to be offering to exchange the Outstanding Options for New Options in reliance on the March 21, 2001 exemptive order issued by the Division of Corporation Finance, entitled “Issuer Exchange Offers Conducted for Compensatory Purposes.”  Please give us your well reasoned legal analysis as to why the terms of your offer fit within the exemptive order, and do not violate Rule 13e-4(f)(8) of the Exchange Act.  In your response, please address each of the following points:

•                  Confirm that the issuer is eligible to use S-8, that each class of Outstanding Options were issued pursuant to a defined benefit plan, and that the New Options will be issued under defined employee benefit plan;

•                  Confirm that you have fully disclosed in the offer to purchase the essential features and significance of the exchange offer as it pertains to non-U.S. employees, including the risks inherent in the offer; and

•                  Explain why you believe the offer is being conducted for a compensatory purpose, given your disclosure that option holders who are not subject to U.S. tax may be exchanging an Outstanding Option for a New Option of lesser value to them.  In this regard, expand the disclosure in the first paragraph on page 5 to address this comment.

See “Current Issues and Rulemaking Projects,” March 31, 2001, Section II, available on our website at www.sec.gov.

The Company has relied on the March 21, 2001 exemptive order issued by the Division of Corporation Finance, entitled “Issuer Exchange Offers Conducted for Compensatory Purposes,” for an exemption from Rule 13e-4(f)(8) of the Exchange Act.  Under the exemptive order, the SEC granted an exemption from Rule 13e-4(f)(8) for exchange offers for employee stock options that meet the following conditions:

•                  the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•                  the exchange offer is conducted for compensatory purposes;

•                  the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•                  except as exempted by the March 21, 2001 exemptive order, the issuer complies with Rule 13e-4.

The Company believes the exchange offer complies with the requirements of the exemptive order and, accordingly, an exemption from Rule 13-4(f)(8) of the Exchange Act applies to the exchange offer.  First, the Company is an issuer that is eligible to use Form S-8.  The options that are subject to the exchange offer were issued under employee benefit plans as defined in Rule 405 under the Securities Act, and the options offered in the exchange offer will be issued under such an employee benefit plan.

Next, the exchange offer is being conducted for compensatory purposes.  The Company believes that option grants help foster retention of valuable employees and better align the interests of the Company’s employees and shareholders to maximize shareholder value.  The Company issued the currently outstanding options to attract and retain the best available personnel and to provide a compensation incentive to employees.  Due to recent shifts in the trading price of the Company’s stock, the options granted to employees with exercise prices of $4.01 and higher may no longer provide the intended incentive to employees since those options are currently out-of-the-money.  Options with exercise prices below $4.01 are more reflective of current market prices and, in the Company’s judgment, better provide performance and retention incentives.  Accordingly, the Company proceeded with this exchange offer to provide a better compensation incentive to its employees, which the Company believes is important to improving employee morale and retaining key employees.

In this regard, the Staff requested that the Company clarify why it believes the offer is being conducted for a compensatory purpose given the disclosure that option holders may be exchanging an option for a new option that in the future is of a lesser value to them.  Specifically, in the interests of providing full disclosure to its employees of the risks and potential benefits of the exchange offer, the Company stated on page 15 of the Offer to Exchange Certain Outstanding Options for New Options that “Because the exchange ratio of this offer is not one-for-one with respect to all options, it is possible that, at some point in the future, your exchanged options would have been economically more valuable than the new options granted pursuant to this exchange offer.”  To illustrate this point, the Company provided an example of a scenario in which the exchanged options would have been economically more valuable than the new options granted pursuant to the exchange offer.

New options that are issued in the exchange offer will most likely have an exercise price that is lower than the exercise prices of outstanding eligible options.  The Company believes that options with exercise prices that are more reflective of current market prices, thereby becoming economically valuable when the trading price of the Company’s stock is lower, will provide a more attractive compensation incentive to employees than options with exercise prices in excess of current market prices despite the fact that under limited circumstances the previously outstanding options could be more economically valuable.  In response to the Staff’s comment, we have expanded the disclosure on page 5 to address this issue.

Third, the Company believes that the Offer to Exchange Certain Outstanding Options for New Options includes full disclosure of the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

Finally, other than the exemption under the March 21, 2001 exemptive order, the offer to exchange complies with Rule 13e-4.

Accordingly, the Company believes that it has satisfied the requirements set forth in the March 21, 2001 exemptive order and, accordingly, the exchange offer qualifies for an exemption from Rule 13-4(f)(8).

2.                                      Provide a definition of “non-U.S. employees,” preferably in the “Terms Used in This Offer” section on page 3.  Tell us what compensatory purpose is served by excluding persons who are not “non-U.S. employees” from your offer, and tell us whether there are “non-U.S. employees” who are subject to U.S. taxation.

In response to the Staff’s comment, we have provided a definition of “non-U.S. employees” in the “Terms Used in This Offer” section.  We define “non-U.S. employees” as all employees of Sanmina-SCI (defined to also include the Company’s subsidiaries) whose principal place of employment is in Canada (excluding Quebec), Finland, Germany, Hong Kong, Hungary, Ireland, Malaysia, Mexico, Singapore, Sweden and the United Kingdom, other than current or former employees of the Company who have relocated on expatriate assignment from the United States to one of these locations.

Due to the large number of outstanding options with exercise prices in excess of the current trading prices of the Company’s stock, low employee morale and feedback from employees indicating that the Company’s compensation packages may not be adequate to retain key employees, the Company determined in early 2007 to commence an exchange offer at the earliest possible time to exchange options with higher exercise prices for options with exercise prices that are more reflective of current market prices.  The Company believed that these immediate steps were necessary to provide employees with an improved compensation package.  Nevertheless, the Company was advised by external advisors that local tax, regulatory or exchange controls in certain non-U.S. jurisdictions could cause significant delays before the Company could include employees in these jurisdictions in the exchange offer.  Given the then current trading prices of the Company’s stock and the Company’s belief that urgent measures were required to retain key employees, the Company determined to proceed with an exchange offer solely for its U.S. employees pursuant to the Offer to Exchange Certain Outstanding Options for New Options, filed with the SEC on March 19, 2007.

Meanwhile, the Company and its external advisors continued to evaluate local tax, regulatory and exchange controls in non-U.S. jurisdictions.  Later in 2007, the Company determined that it could proceed with an exchange offer to employees in Canada (excluding Quebec), Finland, Germany, Hong Kong, Hungary, Ireland, Malaysia, Mexico, Singapore, Sweden and the United Kingdom.  During this period, the Company continued to receive feedback from non-U.S. employees that compensation packages may not be adequate to retain key employees.  Again, the Company believed that quick action was required to improve the morale of non-U.S. employees and to retain key employees.  Accordingly, the Company determined to proceed with an exchange offer solely to employees in Canada (excluding Quebec), Finland, Germany, Hong Kong, Hungary, Ireland, Malaysia, Mexico, Singapore, Sweden and the United Kingdom pursuant to the Offer to Exchange Certain Outstanding Options for New Options, filed with the SEC on July 30, 2007.

The Company continues to evaluate local tax, regulatory and exchange controls in certain other non-U.S. jurisdictions, and the Company may proceed with an exchange offer for employees in these jurisdictions in late 2007 or 2008.  The Company also determined that it may be impractical or unduly burdensome for the Company to make an exchange offer to option holders in certain other non-U.S. jurisdictions, and the Company currently has no plans to conduct an exchange offer in those jurisdictions at this time.

In sum, the Company proceeded with the exchange offer to U.S. employees in March and employees located in certain non-U.S. jurisdictions in July in an effort to provide improved compensation packages to its employees at the earliest possible times.  U.S. employees were excluded from the July exchange offer because the Company already had conducted an exchange offer to those employees in March.  Other employees in certain non-U.S. jurisdictions were excluded because local tax, regulatory or other clearances in those jurisdictions have not or could not be obtained in a timely manner.  The Company believes that this staged approach was necessary to achieve the Company’s compensation objectives.

In response to the Staff’s question, there may be non-U.S. employees located in non-U.S. jurisdictions who are subject to U.S. tax laws due to U.S. citizenship or other factors.  The Company does not keep records of the citizenship of non-U.S. employees in non-U.S. locations.  Because there may be non-U.S. employees who are subject to U.S. taxation and because two

U.S. employees who were excluded from the previous exchange offer are eligible to participate in the current exchange offer, the Company has disclosed the U.S. tax consequences of participating and not participating in the exchange offer.

Summary Term Sheet, page 2

3.                                      Revise the disclosure in Q1 to clarify whether all employees who hold eligible options may participate, or whether an employee must be an eligible employee and hold eligible options in order to participate.

In response to the Staff’s comment, we have revised Q1 to clarify that an employee must be an eligible employee and hold eligible options in order to participate in the offer to exchange.

4.                                      Revise Q27 and Q28 to refer to Eastern time, consistent with Rule 14e-l(d).

In response to the Staff’s comment, we have revised Q27 and Q28 to refer to Eastern time.

Procedures for Electing to Exchange Options, page 34

5.                                      Clarify your disclosure to clearly state that the cancellation date will be the expiration date, in compliance with Rule 14e-l(c).

In response to the Staff’s comment, we have revised the disclosure to clarify that the cancellation date will be the expiration date of the exchange offer, in compliance with Rule 14(e)-1(c).

Withdrawal Rights and Change of Election, page 35

6.                                      Revise this section to include the information that option holders may withdraw their options if they have not been accepted for payment after forty business days from the commencement of the offer, pursuant to Rule 13e-4(f)(2)(ii).

In response to the Staff’s comment, we have revised the section to indicate that option holders are entitled to withdrawal rights under the circumstances specified in Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 37

7.                                      In the last paragraph in this section, the issuer explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition.  Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition.  Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver.  Please revise accordingly.

In response to the Staff’s comments, we have revised this section to provide that when a condition is triggered and the Company decides to proceed with the exchange offer, the Company shall be deemed to have waived the offer condition.  In addition, in response to the Staff’s comments, we have revised this section to provide that at least five business days must remain in the tender offer following the date of the waiver of a material offer condition.

8.                                      Explain to us the purpose of the language that indicates any determination concerning the events described in the conditions “will be final, and binding upon all persons.”  Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that option holders may challenge the issuer’s determinations.

In response to the Staff’s comments, the Company has modified this section to make clear that the judgments of courts of law in a competent jurisdiction are generally considered final and binding in such matters, and that option holders may challenge the Company’s determinations in regards to the conditions discussed in this section.

Financial Statements

9.                                      Furnish the pro forma financial information required by Item 1010(b) of Regulation M-A, or tell us why you do not believe it is material.

The Company respectfully advises the Staff that the pro forma financial information required by Item 1010(b) of Regulation M-A is not included in the Offer to Exchange because the information is not material to investors. The Company does not expect to incur compensation expense for financial reporting purposes in connection with the exchange offer that is materially greater than it would have incurred had the options accepted for exchange remained outstanding. Therefore, the transaction will not have a material effect on the items enumerated under Item 1010(b) of Regulation M-A.

10.                               Please confirm that the financial information contained in Schedule B was disseminated to security holders.  In addition, please advise us why the issuer believed it was necessary to incorporate by reference the financial information contained in the most recent Form 10-Q and Form 10-K as stated in Section 10 of the Offer to Purchase.

The financial information contained in Schedule B was disseminated to security holders.  The Company incorporated by reference the financial information contained in the most recent Form 10-Q and Form-10 K to provide full disclosure of the Company’s financial information to security holders.

Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing.  The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, September 24, 2007.  We therefore respectfully request that if the Staff has any additional questions or comments, please direct them to us as soon as possible.  I can be reached at (650) 565-3925 and my colleague Scott McCall can be reached at (650) 320-4547.  Our fax number is (650) 493-6811.

Sincerely,

/s/ JON LAYMAN
Jon Layman
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Sanmina-SCI Corporation
Michael Tyler

Wilson Sonsini Goodrich & Rosati, P.C.
Mark Reinstra
Scott McCall